UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: September 1, 2023

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF ARDMORE SHIPPING CORPORATION (THE “COMPANY”):

•	REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SEC ON AUGUST 20, 2021

•	REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SEC ON SEPTEMBER 2, 2022

Item 1—Information Contained in this Form 6-K Report

Attached to this Report on Form 6-K are (1) as Exhibit 1.1, the Open Market Sale Agreement, dated September 1, 2023, by and among the Company and Evercore Group L.L.C., DNB Markets, Inc. and UBS Securities LLC; (2) as Exhibit 5.1, the Opinion of Seward & Kissel LLP, Marshall Islands counsel to Ardmore Shipping Corporation; (3) as Exhibit 8.1, the Opinion of Seward & Kissel LLP, Marshall Islands counsel to Ardmore Shipping Corporation; and (4) as Exhibit 23.1, the Consent of Drewry Shipping Consultants Ltd.

Item 6—Information Contained in this Form 6-K Report

The following exhibits are filed as part of this Report:

1.1	Open Market Sale Agreement

5.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company

8.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company

23.1	Consent of Drewry Shipping Consultants Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: September 1, 2023	By:	/s/ Bart B. Kelleher
Bart B. Kelleher
Chief Financial Officer